UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 7, 2010

Commission File Number: 001-33916

ASIA SPECIAL SITUATION ACQUISITION CORP.

c/o M&C Corporate Services Limited
P.O. Box 309 GT, Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

ASIA SPECIAL SITUATION ACQUISITION CORP. (“ASSAC” OR THE “COMPANY”) AND THE OTHER ENTITIES DESCRIBED IN THIS FORM 6-K (COLLECTIVELY, THE “TARGET COMPANIES”) CLAIM THE PROTECTION OF THE SAFE HARBOR FOR “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS. SUCH FORWARD-LOOKING STATEMENTS, BASED UPON THE CURRENT BELIEFS AND EXPECTATIONS OF MANAGEMENT OF THE COMPANY AND THE TARGET COMPANIES REGARDING, AMONG OTHER THINGS, THE COMPANY’S PROPOSED BUSINESS COMBINATION AS DISCUSSED HEREIN AND THE BUSINESS OF THE TARGET COMPANIES, ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THE FORWARD-LOOKING STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS: (I) THE COMPANY’S ABILITY TO COMPLETE ITS PROPOSED BUSINESS COMBINATION WITH THE TARGET COMPANIES WITHIN THE SPECIFIED TIME LIMITS; (II) OFFICERS AND DIRECTORS ALLOCATING THEIR TIME TO OTHER BUSINESSES OR POTENTIALLY HAVING CONFLICTS OF INTEREST WITH THE COMPANY’S BUSINESS OR IN APPROVING THE TRANSACTION; (III) SUCCESS IN RETAINING OR RECRUITING, OR CHANGES REQUIRED IN, THE COMPANY’S OFFICERS, KEY EMPLOYEES OR DIRECTORS FOLLOWING THE TRANSACTION; (IV) THE POTENTIAL LIQUIDITY AND TRADING OF THE COMPANY’S PUBLIC SECURITIES; (V) THE COMPANY’S REVENUES AND OPERATING PERFORMANCE; (VI) CHANGES IN OVERALL ECONOMIC CONDITIONS; (VII) ANTICIPATED BUSINESS DEVELOPMENT ACTIVITIES OF THE COMPANY FOLLOWING THE TRANSACTION; (VIII) RISKS AND COSTS ASSOCIATED WITH REGULATION OF CORPORATE GOVERNANCE AND DISCLOSURE STANDARDS (INCLUDING PURSUANT TO SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002); AND (IX) OTHER RELEVANT RISKS DETAILED IN THE COMPANY’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) AND THOSE FACTORS LISTED IN THE PROXY STATEMENT UNDER “RISK FACTORS”. THE INFORMATION SET FORTH HEREIN SHOULD BE READ IN LIGHT OF SUCH RISKS. NEITHER THE COMPANY NOR THE TARGET COMPANIES ASSUMES ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED IN THIS REPORT.

THE COMPANY INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS SECURITYHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING THE COMPANY’S SECURITIES, REGARDING ITS PROPOSED BUSINESS COMBINATION WITH THE TARGET COMPANIES, AS DESCRIBED IN THE PROXY STATEMENT.

ON JANUARY 7, 2010, THE COMPANY FILED WITH THE SEC THE DEFINITIVE PROXY STATEMENT AS AN EXHIBIT TO A FORM 6-K INTERIM REPORT IN CONNECTION WITH THE PROPOSED TRANSACTIONS, AND ON JANUARY 8, 2010 WILL MAIL THE DEFINITIVE PROXY STATEMENT TO HOLDERS OF RECORD OF ITS SHARES AS OF JANUARY 4, 2010. SECURITYHOLDERS OF THE COMPANY AND OTHER INTERESTED PERSONS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER DOCUMENTS FILED OR TO BE FILED BY THE COMPANY WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ THE COMPANY’S FINAL PROSPECTUS, DATED JANUARY 16, 2008, ITS ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008 (THE “ANNUAL REPORT”) AND OTHER REPORTS AS FILED WITH THE SEC, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE COMPANY’S OFFICERS AND DIRECTORS AND THEIR AFFILIATES AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THE PROPOSED TRANSACTION. STOCKHOLDERS AND OTHERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE DEFINITIVE PROXY STATEMENT WITHOUT CHARGE, BY DIRECTING A REQUEST TO THE COMPANY IN WRITING C/O HODGSON RUSS, LLP, 1540 BROADWAY, 24TH FLOOR, NEW YORK, NY 10036, OR BY TELEPHONE AT (212) 751-4300. FREE COPIES OF THESE DOCUMENTS CAN ALSO BE OBTAINED, WHEN AVAILABLE, AT THE SEC’S INTERNET SITE (http://www.sec.gov).

THE COMPANY AND THE TARGET COMPANIES AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS. THE UNDERWRITERS OF THE COMPANY’S INITIAL PUBLIC OFFERING AND OTHER INVESTMENT BANKING ADVISORS MAY PROVIDE ASSISTANCE TO THE COMPANY, THE TARGET COMPANIES AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, AND MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES. A SUBSTANTIAL PORTION OF THE UNDERWRITERS’ FEES RELATING TO THE COMPANY’S INITIAL PUBLIC OFFERING WERE DEFERRED PENDING STOCKHOLDER APPROVAL OF THE COMPANY’S INITIAL BUSINESS COMBINATION AND OTHER ADVISORS ENGAGED BY THE COMPANY WILL RECEIVE CERTAIN SUCCESS FEES UPON CONSUMMATION OF THE PROPOSED TRANSACTIONS.  ACCORDINGLY, SHAREHOLDERS ARE ADVISED THAT THE UNDERWRITERS AND SUCH OTHER ADVISORS HAVE A FINANCIAL INTEREST IN THE SUCCESSFUL OUTCOME OF THE PROXY SOLICITATION AND TRANSACTIONS. INFORMATION ABOUT THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS ANNUAL REPORT. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF POTENTIAL PARTICIPANTS IS INCLUDED IN THE DEFINITIVE PROXY STATEMENT AND OTHER MATERIALS TO BE FILED BY THE COMPANY WITH THE SEC.

THE INFORMATION ON NEITHER THE COMPANY’S WEBSITE NOR THE TARGET COMPANIES’ WEBSITE IS, AND SHALL NOT BE DEEMED TO BE, A PART OF THIS CURRENT REPORT OR INCORPORATED IN FILINGS THE COMPANY OR THE TARGET COMPANIES MAKE WITH THE SEC.

THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTIONS IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.

Other Information

On January 6, 2010, ASSAC entered into a series of agreements (the “Acquisition Agreements”), all dated as of December 31, 2009.    The Acquisition Agreements consist of:

(a)           a share exchange agreement (the “Amalphis Agreement”), by and among the Company, Amalphis Group, Inc., a British Virgin Islands company (“Amalphis”), and its wholly-owned subsidiary, Allied Provident Insurance Company Ltd., a Barbados specialty property and casualty insurance and reinsurance company (“Allied Provident” and, together with Amalphis, the “Allied Provident Group”), and the other shareholders of Amalphis, pursuant to which the Company will acquire an 81.5% equity interest in the Allied Provident Group, including various other securities;

(b)           a non-binding letter of intent, dated as of December 22, 2009, by and among the Company, Northstar Group Holdings, Ltd., a Bermuda company (“Northstar”), Commerzbank AG and the other equity holders of Northstar (the “Northstar Agreement”), it is contemplated that on or following consummation of the transactions contemplated by the Stillwater Merger Agreement, Stillwater Asset Purchase Agreements, the Wimbledon Asset Purchase Agreements, and the Amalphis Agreement, the Company will acquire, through a merger transaction, Northstar and its wholly-owned subsidiaries, Northstar Reinsurance, Ltd., a Bermuda company (“Northstar Bermuda”), and Northstar Reinsurance Ireland Ltd., an Ireland company (“Northstar Ireland” and, together with Northstar and Northstar Bermuda, the “Northstar Companies”);

(c)           four separate agreements and plans of merger (the “Stillwater Merger Agreements”) with an aggregate of eight pooled investment funds, each organized as Delaware limited partnerships, that invest in asset backed loans and hedge funds, pursuant to which ASSAC will acquire, through subsidiary partnerships, 100% of the assets and assume all of the liabilities of such funds (collectively, the “Stillwater Delaware Funds”);

(d)           two separate asset purchase agreements (the “Stillwater Asset Purchase Agreements”) with an aggregate of four pooled investment funds, each organized as Cayman Islands exempted companies, that invest in asset backed loans and in other hedge funds, pursuant to which wholly-owned subsidiaries of ASSAC will acquire all the assets and assume the liabilities of such funds (collectively, the “Stillwater Cayman Funds”); and

(e)           two separate asset purchase agreements (the “Wimbledon Asset Purchase Agreements”) with two master funds in separate master-feeder structures which invest in investment pools managed by investment managers, pursuant to which we will acquire all or substantially all of the assets and assume all of the liabilities of such funds (collectively, the “Wimbledon Funds”).

Attached as Exhibit 99.1 to this Interim Report on Form 6-K is the form of presentation ASSAC expects to use in connection with presentations to certain of its securityholders, as well as other persons interested in purchasing securities of ASSAC, in connection with the transactions contemplated by the Acquisition Agreements (the “Transactions”). Such material may be deemed soliciting material in connection with the Extraordinary General Meeting of ASSAC’s stockholders to be held in connection with the Transactions.

Note Regarding Non-GAAP Financial Measures

The investor presentation attached as an exhibit hereto contains certain references to NAV or Net Asset Value, which is a non-GAAP financial measure, as defined under Regulation G of the rules and regulations of the SEC.  In the various acquisition agreements, ASSAC and the Target Companies have agreed to value the net assets of the acquired pooled investment vehicles and other related parties, as follows.

Net Asset Value is generally equal to the amount by which the value of the assets of the applicable person exceeds the amount of its liabilities.  Net Asset Value determinations will be made by an appraiser or auditor (the “Asset Appraiser”) in accordance with U.S. generally accepted accounting principles and in accordance with the following criteria.

(a)           No value will be assigned to goodwill.

(b)           All accrued debts and liabilities will be treated as liabilities, including but not limited to, estimated expenses for accounting, legal, administrative and other operating expenses (including all fees payable under the applicable management agreement) and such reserves for contingent liabilities of the applicable person, including estimated expenses, if any, in connection therewith, as the Asset Appraiser shall determine.

(c)           Loans, loan participations, and other similar assets owned by an applicable person will generally be carried at the high range of fair market value as determined by the Asset Appraiser, and will be subject to independent valuation reviews as frequently as determined by the Asset Appraiser.  These independent valuation reviews will provide the applicable person with opinions on whether specific pieces of collateral are in need of re-valuation.  The Asset Appraiser, on the basis of this information, will determine whether a specific loan or other asset needs to be re-priced.

(d)           In the case of investments in private investment funds or other vehicles which are not readily marketable, in the absence of an independent fair market value appraisal or audit, the net asset value calculation provided by the administrators of managers of those underlying funds or vehicles will be used in determining an applicable person’s Net Asset Value.

(e)           Securities or commodities (which for valuation purposes hereunder may include derivatives and other financial instruments trading on or off, as the case may be, commodities exchanges) that are listed on a national securities or commodities exchange, as the case may be, shall be valued at their last sales prices on the date of determination on the largest securities or commodities exchange (by trading volume in such security or commodity) on which such securities or commodities shall have traded on such date or, if trading in such securities or commodities on the largest securities or commodities exchange (by trading volume in such security or commodity) on which such securities or commodities shall have traded on such date was reported on the consolidated tape, their last sales price on the consolidated tape (or, in the event that the date of determination is not a date upon which a securities or commodities exchange was open for trading, on the last prior date on which such securities or commodities exchange was so open not more than 10 days prior to the date of determination).  If no such sales of such securities or commodities occurred on either of the foregoing dates, such securities or commodities shall be valued at the “bid” price for long positions and “asked” price for short positions on the largest securities or commodities exchange (by trading volume in such security or commodity) on which such securities or commodities are traded, on the date of determination or, if the “bid” price for long positions and “asked” price for short positions in such securities or commodities on the largest securities or commodities exchange (by trading volume in such security or commodity) on which such securities or commodities shall have traded on such date were reported on the consolidated tape, the “bid” price for long positions and “asked” price for short positions on the consolidated tape (or, if the date of determination is not a date upon which such securities or commodities exchange was open for trading, on the last prior date on which such securities or commodities exchange was so open not more than 10 days prior to the date of determination).

(f)            Securities and commodities that are not listed on an exchange but are traded over-the-counter shall be valued at representative “bid” questions if held long and representative “asked” quotations if held short.

(g)           For securities and commodities not listed on a securities or commodities exchange or quoted on an over-the-counter market, but for which there are available quotations, such valuation will be based upon quotations obtained from market makers, dealers or pricing services.

(h)           Options that are listed on a securities or commodities exchange shall be valued at their last sales prices on the date of determination on the largest securities or commodities exchange (by trading volume) on which such options shall have traded on such date; provided that, if the last sales prices of such options do not fall between the last “bid” and “asked” prices for such options on such date, then the Asset Appraiser shall value such options at the mean between the last “bid” and “asked” prices for such options on such date.

(i)            Illiquid assets will be valued at their high range of the fair market value (which in most cases may be at lost if that is a fair approximation of value), as determined by the Asset Appraiser (with appropriate input from the investment manager or portfolio manager under the applicable management agreement).

(j)            Preferred shares, preferred stock or other senior equity securities shall be valued at 100% of their per share stated or liquidation value, with such discounts from such stated or liquidation value as the investment manager or portfolio manager under the applicable management agreement and ASSAC shall, in good faith, determine from time to time.

(k)           All other assets shall be valued at such value as the Asset Appraiser may reasonably determine (with appropriate input from the investment manager or portfolio manager under the applicable management agreement).

(l)            Securities and commodities not denominated in U.S. dollars shall be translated into U.S. dollars at prevailing exchange rates as the Asset Appraiser may reasonably determine.

If the Asset Appraiser determines, in its sole discretion, that the valuation of any asset, security or other instrument pursuant to the foregoing does not fairly represent its market value, the Asset Appraiser (with appropriate input from the investment manager or portfolio manager under the applicable management agreement and ASSAC) shall value such security or other instrument as it reasonably determines and shall set forth the basis of such valuation in writing to the investment manager or portfolio manager under the applicable management agreement and to ASSAC.

ASSAC has also filed today with the SEC a copy of its proxy statement as an exhibit to a Form 6-K and will mail the definitive proxy statement to its shareholders of record on or about January 8, 2010.  ASSAC intends to hold an Extraordinary General Meeting of Shareholders to consider and approve all or certain of the transactions on January 19, 2010.  Because ASSAC is a foreign private issuer, such proxy statement is not subject to the proxy rules ordinarily governing shareholder meetings and the solicitation of proxies by public reporting companies.

This Form 6-K and the attached power point presentation is not a proxy statement or a solicitation of proxies from the holders of the Company’s securities. Any solicitation of proxies will be made only pursuant to the Definitive Proxy Statement to be mailed to all shareholders of the Company who hold such securities as of the January 4, 2010 record date. In addition, this Form 6-K does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities.  Interested investors and securityholders are urged to read the Proxy Statement and appendices thereto, when available, and the current reports because they contain important information about the Company and the proposals to be presented at the Extraordinary General Meeting of Shareholders.

Financial Statements and Exhibits.

(a) Financial statements of businesses acquired.

Not applicable.

(b) Pro forma financial information.

Not applicable.

(c) Shell company transactions.

Not applicable.

(d) Exhibits.

Exhibit Number	Description
99.1	Power Point Presentation of Asia Special Situation Acquisition Corp.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

ASIA SPECIAL SITUATION ACQUISITION CORP.

January 7, 2010	By:
/s/ Gary T. Hirst
Dr. Gary T. Hirst
President